SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SHAREHOLDERS APPROVE ALL MIGRATION EGM RESOLUTIONS

Ryanair Holdings Plc (the "Company") today (17 December 2020) held an Extraordinary General Meeting ("EGM") during which shareholders approved all resolutions by substantial majorities.

All resolutions as set out in the Notice of EGM were voted on by way of a poll and the results were as follows:

EGM Resolutions

		In favour
1.	Shareholders' Consent to the Migration	99.99%
2.	Approval and Adoption of New Articles of Association	99.99%
3.	To Authorise and Instruct the Directors to Take all Necessary Steps to Give Effect to the Migration	99.99%

A more detailed breakdown of the results of the proxy votes received is available on the website of the Company at https://investor.ryanair.com/egm-2020/.

Discretionary proxies representing 3.7% of shares were voted in favour of the resolutions by the meeting's Chairman.

For further information, please contact:

Ryanair Holdings plc, Peter Larkin, Head of Investor Relations, Tel: +353 (0) 1 945 1212

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 17 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary